As filed with the Securities and Exchange Commission on January 14, 2011.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT
HIGHLAND SPECIAL SITUATIONS FUND
(Name of Subject Company (issuer)
HIGHLAND SPECIAL SITUATIONS FUND
(Name of Filing Person (offeror))
COMMON SHARES OF BENEFICIAL INTEREST,
$0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
R. Joseph Dougherty
Highland Special Situations Fund
NexBank Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
Copy to:
Gregory D. Sheehan, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, Massachusetts 02199
(617) 951-7000
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$16,624,216	$1,930.08(a)

(a)	Calculated at $116.10 per $1,000,000 of the Transaction Valuation.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $1,165.77
Form or Registration No.: 005-85662
Filing Party: Highland Special Situations Fund
Date Filed: September 22, 2010
☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:
☐	third party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

FINAL AMENDMENT TO TENDER OFFER STATEMENT
This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on September 22, 2010, and amended on October 21, 2010, by Highland Special Situations Fund (the “Fund”), relating to the Fund’s offer to purchase common shares of beneficial interest of the Fund, par value $0.001 per share (“Common Shares”), from common shareholders of the Fund on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on September 22, 2010, and an amended Letter of Transmittal was filed as Exhibit 2 to the Statement on October 21, 2010.
This is the final amendment to the Statement and is being filed to report the results of the offer to purchase Common Shares (the “Offer”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.
The following information is furnished pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934:
1. The Offer expired at 4:00 p.m., Eastern Time, on October 28, 2010.
2. The Valuation Date of the Common Shares tendered pursuant to the Offer was October 29, 2010.
3. $16,624,215.33 in Common Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Common Shares were accepted for purchase and paid for by the Fund in accordance with the terms of the Offer.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HIGHLAND SPECIAL SITUATIONS FUND
By:	/s/ Ethan Powell
	Name:	Ethan Powell
	Title:	Secretary

Dated: January 14, 2011

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